

Dana Holding Corporation
6201 Trust Drive
Holland, Ohio 43528
www.dana.com

July 1, 2011

VIA EMAIL
Craig Olinger
Deputy Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Dana Holding Corporation
      Commission File Number 1-01063

Dear Mr. Olinger:

The purpose of this letter is to request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission waive the requirement for Dana Holding Corporation (Company) to provide, pursuant to Rule 3-09 of Regulation S-X, separate financial statements for its 49% owned investee, GETRAG Corporation (Getrag), in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (2010 Form 10-K) and the Company's registration statements currently on file or to be filed under the Securities Act of 1933, as amended. The Company respectfully submits that this relief is appropriate based on the facts and mitigating circumstances described below.

In accordance with Rule 3-09 the Company assessed its requirement to provide separate financial statements of 50% or less owned investees during the preparation of its 2010 Form 10-K and concluded that the threshold (substituting 20% for the 10% threshold referenced in such rule) set forth in Rule 1-02(w)(3) had not been exceeded with respect to Getrag for fiscal 2010. Subsequently in June 2011 while assessing the requirements under Rule 3-05 related to an impending increase in its investment in Dongfeng Dana Axle Co., Ltd. (DDAC) from 4% to 50%, the Company identified an error in its application of Rule 1-02(w)(3) in the assessment that was made with respect to Getrag in conjunction with the preparation of its 2010 Form 10-K. The error resulted in the Company's share of Getrag's pre-tax earnings being calculated at 17.4% rather than 20.4% of the Company's consolidated pre-tax earnings and caused the Company to improperly conclude that separate financial statements were not required to be filed for Getrag.

While the Company acknowledges the technical application error disclosed above, we do not believe our investment in Getrag is significant within the spirit of Rule 3-09.

The Company's share of Getrag's earnings was less than 1% of the Company's consolidated results in 2008 and 2009. As of December 31, 2010, the Company's investment in Getrag and its proportionate share of Getrag's total assets was 1.0% and 2.2% of the Company's total assets, respectively. For the year ended December 31, 2010, the Company's proportionate share of Getrag's revenue was 3.1% of the Company's total revenue. Getrag's significance in 2010 as calculated in compliance with Rule 1-02(w)(3) is more a result of the Company's return to profitability following its emergence from bankruptcy in early 2008 and the economic downturn in 2008 and 2009 which adversely affected the Company's automotive and other markets. Under new leadership, the Company undertook several actions to improve the structural profitability. The net benefits of these profit improvement initiatives began to be realized in 2010 – with the Company "crossing over" from pre-tax losses to pre-tax earnings in 2010.

Based on the Company's 2011 year-to-date operating results and its current projections for the balance of 2011, the Company does not anticipate that Getrag will be considered significant under Rule 3-09 as of and for the year ended December 31, 2011. For the first five months of 2011, the Company's share of Getrag's earnings was 7.4% of the Company's consolidated earnings as derived pursuant to Rule 1-02(w)(3), and based on the Company's and Getrag's current full year projections for 2011, we expect the Company's share of Getrag's earnings will be less than 5% of the Company's consolidated earnings. The Company's investment in Getrag and its proportionate share of Getrag's total assets will continue to be well below 20% of the Company's total assets in 2011.

In addition, when the Company increases its investment in DDAC from 4% to 50%, the Company will retroactively adjust its results of operations for 2010 in accordance with ASC 323-10-35-33 to reflect its 4% investment in DDAC on the equity method. As a result, when the Company applies Rule 3-09 in 2011 to its 50% or less owned investees as of and for the year ended December 31, 2010, we expect Getrag will no longer exceed 20% of the condition set forth in Rule 1-02(w)(3). Given the preceding circumstances, the Company will not be required to file separate financial statements for Getrag for fiscal 2009, 2010 or 2011 in the Company's 2011 Form 10-K.

As the requirement to provide separate financial statements for Getrag for fiscal 2010 appears to be a non-recurring anomaly, the Company believes that separate 2010 Getrag financials are not material to investors' understanding of the Company's financial position or results of operations, notwithstanding the literal requirements of Rule 1-02(w)(3). Based on the foregoing, the Company respectfully requests that the Staff waive the financial statement requirements contained in Rule 3-09 to permit the Company to exclude the financial statements of Getrag for fiscal 2010 and avoid an amendment of the Company's 2010 Form 10-K and the Company's Securities Act registration statements.

If you have any questions regarding this request, please call me at 419-866-2592.

Very truly yours,

Rodney R. Filcek
Vice President Finance and
Chief Accounting Officer